UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
CANADA SOUTHERN PETROLEUM LTD.
(Name of Subject Company)
CANADA SOUTHERN PETROLEUM LTD.
(Name of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
135231108
(CUSIP Number of Class of Securities)

Timothy L. Largay, Esq.
Murtha Cullina LLP
CityPlace I, 185 Asylum Street
Hartford, Connecticut 06103-3469
Telephone: (860) 240-6017
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
With Copies to:

Pat C. Finnerty, Esq.	Jeffrey Bagner, Esq.
Blake, Cassels & Graydon LLP	Fried, Frank, Harris, Shriver &
Suite 3500, Bankers Hall East	Jacobson LLP
855 — 2nd Street SW	One New York Plaza
Calgary, Alberta T2P 4J8	New York, NY 10004
Canada

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRESS RELEASE
CANADA SOUTHERN PETROLEUM LTD.
For Immediate Release
CANADA SOUTHERN ADVISES SHAREHOLDERS TO TAKE NO ACTION AT THIS TIME ON CANADIAN SUPERIOR ENERGY INC. ANNOUNCEMENT
Calgary, Alberta, June 5, 2006 — Canada Southern Petroleum Ltd. (NASDAQ: CSPLF) (TSX: CSW) advised its shareholders to take no action at this time with respect to today’s announcement that Canadian Superior Energy Inc. (TSX and AMEX: SNG) intends to make an offer to purchase all of the outstanding common shares of Canada Southern.
Richard McGinity, Chairman of the Canada Southern Board, said, “In response to the May 15th unsolicited offer by Petro-Canada, Canada Southern initiated a process to solicit potential alternative transactions that would provide greater value to Canada Southern shareholders. That process is active and ongoing. Canada Southern will evaluate the unsolicited offer announced today by Canadian Superior once formal offer documents have been filed and in the context of the process we have underway. We will make a recommendation to our shareholders in due course.”
The Board of Directors, in consultation with its financial and legal advisors, will carefully consider and evaluate any Canadian Superior offer when Canadian Superior files tender offer materials with the Canadian securities commissions and the U.S. Securities and Exchange Commission. After this evaluation, the Canada Southern Board will issue a Directors’ Circular and a related Solicitation/Recommendation Statement on Schedule 14D-9 that will contain important information, including the Board’s recommendation with respect to any Canadian Superior offer. Canada Southern advises that shareholders defer making any determination with respect to any Canadian Superior offer until reading the Director’s Circular and the related Solicitation/Recommendation Statement on Schedule 14D-9.
Shareholders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they become available because they will contain important information. Investors can obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they become available and all other filings made by Canada Southern with the SEC at the SEC’s website at www.sec.gov. In addition, these materials may be obtained free from Canada Southern by directing a request to Canada Southern, #250, 706 — 7th Avenue S.W, Calgary, Alberta, Canada T2P 0Z1, (403) 269-7741, Attention: Corporate Secretary.

Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company also owns interests in various Significant Discovery Licenses located in the Arctic Islands in Northern Canada. The Company’s common shares are traded on the NASDAQ Capital Market under the symbol “CSPLF”, and on the Toronto Stock Exchange under the symbol “CSW”. The Company has 14,496,165 shares outstanding.
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